U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                      SEC File Number: 0-827

Cusip Number:

(Check One):

[XX] Form 10-K and Form 10-KSB                                                               [      ] Form 20-F

[      ] Form 11-K                                                                                             [      ] Form 10-Q and Form 10-QSB

[      ] Form N-SAR

For Period Ended: December 31, 2008

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

                    For the Transition Period Ended:_________________

Read attached Instruction Sheet Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________

Part I - Registrant Information

Empire State Building Associates LLC

Full Name of Registrant

_____________________________

(Former Name if Applicable)

60 East 42nd Street

Address of Principal Executive Office

(Street and Number)

New York, New York 10165

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

[          ]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   X    ]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or  before the fifteenth calendar day following the prescribed due date; or  the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[          ]       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

We are awaiting certain financial information regarding Registrant.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Mark Labell, Esq.                         (212) 850-2677

(Name)                                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [XX] Yes                       [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [      ] Yes                      [XX] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Empire State Building Associates LLC

(Name of Registrant as specified in charter)

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to a Power of Attorney, dated October 13, 2003 and attached hereto as Exhibit 1.

                    Dated: March 31, 2009

EMPIRE STATE BUILDING ASSOCIATES LLC

(Registrant)

By /s/ Mark Labell

Mark Labell,

Attorney-in-Fact

EXHIBIT 1

EMPIRE STATE BUILDING ASSOCIATES LLC

FILE NO. 0-827

POWER OF ATTORNEY

We, the undersigned members of Empire State Building Associates LLC ("Associates"), hereby severally constitute and appoint Mark Labell our true and lawful attorney with full power to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                             Signature                                     Title                                               Date

                                     /s/Peter L. Malkin

                                     Peter L. Malkin                                Member                                         October 13, 2003

                                    /s/Anthony E. Malkin

                                    Anthony E. Malkin                            Member                                         October 13, 2003

                                   /s/Thomas N. Keltner, Jr.

                                  Thomas N. Keltner, Jr.                       Member                                         October 13, 2003

STATE OF NEW YORK )

: ss.:

COUNTY OF NEW YORK )

On the 13th day of October, 2003 before me personally came PETER L. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

/s/Notary Public

NOTARY PUBLIC

STATE OF NEW YORK )

: ss.:

COUNTY OF NEW YORK )

On the 13th day of October, 2003 before me personally came THOMAS N. KELTNER, JR. to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

/s/Notary Public

NOTARY PUBLIC

STATE OF NEW YORK )

: ss.:

COUNTY OF NEW YORK )

On the 13th day of October, 2003 before me personally came Anthony E. Malkin to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

/s/Notary Public

NOTARY PUBLIC